Exhibit 99.3

Your vote matters P.O. BOX 8016, CARY, NC 27512-9903 Have your ballot ready and please use one of the methods below for easy voting: Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. Robo.ai Inc. Extraordinary General Meeting of Stockholders For Stockholders of record as of October 14, 2026 Monday, October 26, 2026 8:30 AM, Eastern Time Extraordinary General Meeting to be held live via Internet - please visit www.proxydocs.com/AIIO for more details. YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 8:30 AM, Eastern Time, October 26, 2026. This proxy is being solicited on behalf of the Board of Directors The undersigned hereby appoints Yan Yang, General Counsel, and Adrian Wong, Chief Financial Officer, and each of them (the “Named Proxies”), as the true and lawful attorneys of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the shares of capital stock of Robo.ai Inc. that the undersigned is entitled to vote at said meeting and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the meeting or any adjournment thereof, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, IDENTICAL TO THE BOARD OF DIRECTORS RECOMMENDATION. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the Named Proxies are authorized to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof. You are encouraged to specify your choice by marking the appropriate box (SEE REVERSE SIDE) but you need not mark any box if you wish to vote in accordance with the Board of Directors’ recommendation. The Named Proxies cannot vote your shares unless you sign (on the reverse side) and return this card. PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved

Robo.ai Inc. Extraordinary General Meeting of Stockholders

**Please make your marks like this:** ☒

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE:**

**FOR** ON PROPOSALS 1, 1a, 1b, 1c, 1d, 2, 2a, 2b, 3, 3a AND 3b

| | PROPOSAL | YOUR VOTE FOR | AGAINST | ABSTAIN | BOARD OF DIRECTORS RECOMMENDS |
|---|---|---|---|---|---|
| 1. | **As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as an ordinary resolution:** | ☐ | ☐ | ☐ | **FOR** |
| 1a. | the share consolidation (the "**Share Consolidation**") at the ratio of twenty-five (25)-for-one (1), whereby every twenty five (25) existing issued and unissued Class A ordinary shares with a par value of US$0.002 each be consolidated into one (1) Class A ordinary share with a par value of US$0.05 (the "**New Class A Ordinary Shares**") and every twenty five (25) existing issued and unissued Class B ordinary shares with a par value of US$0.002 each be consolidated into one (1) Class B ordinary share with a par value of US$0.05 (the "**New Class B Ordinary Shares**," together with the New Class A Ordinary Shares, the "**Consolidated Shares**"), be effected from November 6, 2026, with such New Class A Ordinary Shares and New Class B Ordinary Shares ranking pari passu in all respects with each other and having the rights and privileges and be subject to the restrictions in respect of the Consolidated Shares contained in the articles of association of the Company; and | ☐ | ☐ | ☐ | **FOR** |
| 1b. | immediately following the Share Consolidation becoming effective, the Company's authorized share capital be changed:<br><br>From: US$4,000,000 divided into 2,000,000,000 shares, comprising 250,000,000 Class A ordinary shares with a par value of US$0.002 each, and 1,750,000,000 Class B ordinary shares with a par value of US$0.002 each,<br><br>To: US$4,000,000 divided into 80,000,000 shares, comprising 10,000,000 Class A ordinary shares with a par value of US$0.05 each, and 70,000,000 Class B ordinary shares with a par value of US$0.05 each; and | ☐ | ☐ | ☐ | **FOR** |
| 1c. | all fractional Consolidated Shares resulting from the Share Consolidation be disregarded and will not be issued to the shareholders of the Company but all such fractional Consolidated Shares will be aggregated and, if possible, sold for the benefit of the Company in such manner and on such terms as the board of directors (the "**Directors**") of the Company may think fit; and | ☐ | ☐ | ☐ | **FOR** |
| 1d. | any one or more Directors, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to take such actions, do all such acts and things, and execute all such further documents or deeds as he/they may, in his/their absolute discretion, consider necessary, appropriate, desirable, or expedient for the purpose of, or in connection with, the implementation of or giving effect to or the completion of any matters relating to the Share Consolidation. | ☐ | ☐ | ☐ | **FOR** |
| 2. | **As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as an ordinary resolution:** | ☐ | ☐ | ☐ | **FOR** |

**You must register to attend the meeting online and/or participate at www.proxydocs.com/AIIO**

Authorized Signatures - Must be completed for your instructions to be executed.

Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) Date

Signature (if held jointly) Date

Robo.ai Inc. Extraordinary General Meeting of Stockholders

**Please make your marks like this:** ☒

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE:**

**FOR** ON PROPOSALS 1, 1a, 1b, 1c, 1d, 2, 2a, 2b, 3, 3a AND 3b

| | PROPOSAL | YOUR VOTE FOR | YOUR VOTE AGAINST | YOUR VOTE ABSTAIN | BOARD OF DIRECTORS RECOMMENDS |
|---|---|---|---|---|---|
| 2a. | upon the Share Consolidation becoming effective, the authorized share capital of the Company be increased from US$4,000,000 divided into 80,000,000 shares, comprising 10,000,000 New Class A Ordinary Shares and 70,000,000 New Class B Ordinary Shares, to US$19,250,000 divided into 385,000,000 shares, comprising 35,000,000 New Class A Ordinary Shares and 350,000,000 New Class B Ordinary Shares, by the creation of an additional 25,000,000 New Class A Ordinary Shares and an additional 280,000,000 New Class B Ordinary Shares (the "**Increase in Authorized Share Capital**"), with each New Class A Ordinary Share and New Class B Ordinary Share having such rights and restrictions as set out in the Seventh M&A (as defined below); and | ☐ | ☐ | ☐ | **FOR** |
| 2b. | any one Director, company secretary, and/or the registered office provider of the Company be and is/are authorized to do all such acts and things and execute all such documents that he/she considers necessary, desirable, or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Increase in Authorized Share Capital. | ☐ | ☐ | ☐ | **FOR** |
| 3. | **As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as a special resolution:** | ☐ | ☐ | ☐ | **FOR** |
| 3a. | upon the Share Consolidation and the Increase in Authorized Share Capital becoming effective, the seventh amended and restated memorandum and articles of association of the Company (the "**Seventh M&A**"), in the form annexed hereto as Annex A, be and is hereby approved and adopted in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company; and | ☐ | ☐ | ☐ | **FOR** |
| 3b. | any one Director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things, execute all such documents, or deeds, and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the adoption of the Seventh M&A, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands. | ☐ | ☐ | ☐ | **FOR** |

**You must register to attend the meeting online and/or participate at www.proxydocs.com/AIIO**

Authorized Signatures - Must be completed for your instructions to be executed.

Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) ______ Date

Signature (if held jointly) ______ Date